SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

OVERSTOCK.COM, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

690370 10 1

(CUSIP Number)

Patrick M. Byrne
6322 South 3000 East, Suite 100
Salt Lake City, Utah 84121
(801) 947-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 1 TO
SCHEDULE 13D

CUSIP No. 690370 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick M. Byrne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 355,702(2)

	8.	Shared Voting Power 5,507,368(3)

	9.	Sole Dispositive Power 355,702

	10.	Shared Dispositive Power 5,507,368

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,863,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 34.4%

14.	Type of Reporting Person (See Instructions) IN

(1)          Working Capital of High Plains Investments LLC.

(2)          Includes 21,102 Shares reported that consist of unexercised options, which have no actual voting power.

(3)          Includes 629,536 Shares reported that consist of unexercised warrants, which have no actual voting power.

Item 1.	Security and Issuer
AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Patrick M. Byrne, John B. Pettway, High Plains Investments LLC and Haverford Valley L.C. dated November 14, 2002 (the “Original 13D”) relating to shares of the common stock, par value $0.0001 per share (the "Shares") of Overstock.com, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6322 South 3000 East, Suite 100, Salt Lake City, Utah 84121.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background
Item 2 of the Original 13D is supplemented as follows:
The name of the person filing this Amendment is Patrick M. Byrne (the “Reporting Person” or “Dr. Byrne”).

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original 13D is supplemented as follows:
During the period beginning on August 21, 2003 through August 25, 2003 Dr. Byrne purchased 334,600 shares in open market transactions on the Nasdaq National Market System with his personal funds.
Item 4.	Purpose of Transaction
Item 4 of the Original 13D is supplemented as follows:
Dr. Byrne holds the Shares acquired as reported in this Amendment for the purpose of investment. Dr. Byrne may purchase additional shares.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is supplemented as follows:

(a)           As set forth herein, Dr. Byrne beneficially owns 5,863,070 Shares, which represent 34.4% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3.  Dr. Byrne shares voting and dispositive power over 5,507,368 Shares with High Plains Investments LLC, Haverford Valley L.C. and Mr. Pettway.  Dr. Byrne has sole voting and dispositive power over 355,702 Shares, including 21,102 Shares subject to unexercised options.

(f)            No transactions in the Shares were effected by Dr. Byrne in the last sixty days except that Dr. Byrne acquired beneficial ownership of 334,600 of the Shares described herein in open market purchases on the Nasdaq National Market System as described below:

Date	Number of Shares	Price per Share

21-Aug	500	$11.880
21-Aug	3,041	$11.900
21-Aug	400	$11.930
21-Aug	100	$11.940
21-Aug	8,159	$11.950
21-Aug	2,000	$11.960
21-Aug	1,000	$11.970
21-Aug	4,500	$11.980
21-Aug	9,300	$12.000
22-Aug	100	$11.530
22-Aug	500	$11.588
22-Aug	700	$11.590
22-Aug	4,300	$11.600
25-Aug	2,700	$11.300
25-Aug	300	$11.410
25-Aug	148	$11.499
25-Aug	12,252	$11.500
25-Aug	3,632	$11.530
25-Aug	500	$11.630
25-Aug	200	$11.636
25-Aug	100	$11.638
25-Aug	400	$11.639
25-Aug	1,200	$11.640
25-Aug	100	$11.648
25-Aug	100	$11.650
25-Aug	600	$11.660
25-Aug	600	$11.670
25-Aug	2,000	$11.680
25-Aug	300	$11.689
25-Aug	1,532	$11.690
25-Aug	29,136	$11.700
25-Aug	44,500	$11.750
25-Aug	800	$11.770
25-Aug	9,300	$11.780
25-Aug	300	$11.790
25-Aug	11,700	$11.800
25-Aug	10,300	$11.850
25-Aug	8,600	$11.860
25-Aug	200	$11.900
25-Aug	972	$11.910
25-Aug	100	$11.940
25-Aug	100	$11.980
25-Aug	1,800	$11.990
25-Aug	800	$12.040
25-Aug	1,500	$12.050
25-Aug	100	$12.060
25-Aug	100	$12.070
25-Aug	28	$12.150
25-Aug	800	$12.190
25-Aug	1,600	$12.200
25-Aug	4,400	$12.210
25-Aug	5,600	$12.220
25-Aug	9,600	$12.240
25-Aug	1,000	$12.248
25-Aug	17,200	$12.250
25-Aug	300	$12.280
25-Aug	300	$12.298
25-Aug	7,700	$12.300
25-Aug	8,200	$12.330
25-Aug	100	$12.340
25-Aug	100	$12.350
25-Aug	200	$12.360
25-Aug	7,600	$12.370
25-Aug	400	$12.380
25-Aug	300	$12.390
25-Aug	29,800	$12.400
25-Aug	300	$12.409
25-Aug	1,000	$12.410
25-Aug	6,000	$12.420
25-Aug	900	$12.430
25-Aug	9,200	$12.440
25-Aug	25,600	$12.450
25-Aug	200	$12.470
25-Aug	100	$12.480
25-Aug	10,730	$12.490
25-Aug	3,770	$12.500
	334,600

Signature

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct

August 26, 2003
Date
/s/ Patrick M. Byrne
Signature
Patrick M. Byrne
Name/Title